UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 001-36907

Hailiang Education Group Inc.

386, Jiefang Road

Diankou Town, Zhuji

Zhejiang Province, PRC 311814

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hailiang Education Group Inc.

By:	/s/ Lei Chen

Name:	Lei Chen

Title:	Chief Financial Officer

Date: October 28, 2015

[Signature Page to Form 6-K]

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

Hailiang Education Reports Fiscal Year 2015 Financial Results

ZHUJI, China, October 28, 2015 — Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education” or the “Company”), a provider of private K-12 educational services in China, today announced its financial results for the fiscal year ended June 30, 2015.

Fiscal Year 2015 (“FY15”) Financial Highlights

•	Revenue was RMB514.8 million (US$83.0 million), an increase of 11.2% from RMB462.8 million in fiscal year 2014 (“FY14”).

•	Gross profit was RMB180.3 million (US$29.1 million), an increase of 10.5% from RMB163.1 million in FY14; gross margin was 35.0% in FY15.

•	Net profit was RMB141.0 million (US$22.7 million), a slight increase from RMB140.7 million in FY14. Basic and diluted earnings per ADS were RMB6.24 (US$1.00)[1].

Fiscal Year 2015 Operational Highlights

•	The number of students enrolled in basic educational program was 16,135, an increase of 2.8% from 15,695 in FY14.

•	The number of students enrolled in international program was 1,371, an increase of 16.2% from 1,180 in FY14.

“We are pleased to report strong earnings for the first time as a public company,” commented Mr. Ming Wang, Chairman and Chief Executive Officer of Hailiang Education. “We closed out the fiscal year on a strong note with revenue and student enrollment both increasing. Enrollment in our more profitable international program increased significantly, accounting for 7.8% of the total enrollment in FY15 demonstrating the traction this high-quality program is getting among students and parents alike. Our listing on NASDAQ in July 2015 is a significant milestone for us, which not only strengthens our brand recognition, but also provides the support we need for our ongoing strategic expansion. We believe we are on the right track and are confident in our ability to increase shareholder value going forward.”

Financial Results for Fiscal Year 2015

Revenue

Revenue in FY15 was RMB514.8 million (US$83.0 million), an increase of 11.2% from RMB462.8 million in FY14.

Revenue from basic educational program in FY15 was RMB433.1 million (US$69.9 million), an increase of 10.2% from RMB393.0 million in FY14, driven primarily by an increase in the average tuition charged per student during the period.

[1]	“ADS” refers to any of our American depository shares, each representing 16 ordinary shares, par value US$0.0001 per share.

Revenue from international program in FY15 was RMB81.7 million (US$13.2 million), an increase of 17.0% from RMB69.8 million in FY14, primarily due to an increase in the number of students enrolled in the international program and, to a lesser extent, an increase in the average tuition charged per student in the international program.

Cost of Revenue

Cost of revenue in FY15 was RMB334.5 million (US$54.0 million), an increase of 11.6% from RMB299.7 million in FY14. The increase in cost of revenue was primarily due to increases in the number of senior and experienced teachers to enhance education quality, employee compensation and student-related costs primarily associated with the increases in the number of students enrolled and the cost of the Company’s student canteen services.

Gross Profit and Gross Margin

Gross profit in FY15 was RMB180.3 million (US$29.1 million), an increase of 10.5% from RMB163.1 million in FY14. Gross margin in FY15 was 35.0%, compared with 35.2% in FY14.

Operating Expenses

Operating expenses in FY15 were RMB48.9 million (US$7.9 million), an increase of 10.4% from RMB44.3 million in FY14.

Selling expenses in FY15 were RMB15.5 million (US$2.5 million), which remained stable compared with RMB15.6 million in FY14.

Administrative expenses in FY15 were RMB33.3 million (US$5.4 million), an increase of 16.5% from RMB28.6 million in FY14. The increase in administrative expenses was primarily due to expenses associated with the Company’s initial public offering which were partially offset by a decrease in maintenance costs.

Net Finance Income

Net finance income in FY15 was RMB7.1 million (US$1.2 million), a decrease of 64.4% from RMB20.1 million in FY14. The decrease in net finance income was primarily due to a decrease in the amount of funds the Company loaned to or deposited with certain related parties during FY2015.

Net Profit

Net profit in FY15 was RMB141.0 million (US$22.7 million), an increase of 0.2% from RMB140.7 million in FY14.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS were RMB6.24 (US$1.00), which remained constant compared with basic and diluted earnings per ADS of RMB6.24 for FY14.

Cash Flow

Net cash provided by operating activities in FY15 was RMB236.1 million (US$38.1 million), an increase of 58.1% from RMB149.4 million in FY14. Capital expenditures in FY15 were RMB115.6 million (US$18.6 million), an increase of 1213.6% from RMB8.8 million in FY14, primarily related to improvements made to the Company’s school facilities and purchases of furniture and equipment.

Balance Sheet

As of June 30, 2015, the Company had cash and cash equivalents of RMB233.4 million (US$37.6 million), compared with RMB42.0 million as of June 30, 2014.

Conference Call Information

Hailiang Education’s management will host an earnings conference call at 8:30 AM on October 28, 2015, U.S. Eastern Time (8:30 PM on October 28, 2015, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	1-412-902-4272
US Toll Free:	1-888-346-8982
Hong Kong Toll Free:	800-905945
China Toll Free:	4001-201203
Passcode:	Hailiang

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following number until November 4, 2015:

International:	1-412-317-0088
US Toll Free:	1-877-344-7529
Passcode:	10075077

Additionally, a live and archived webcast of the conference call will be available at http://ir.hailiangedu.com.

About Hailiang Education

Founded in 1995, Hailiang Education now operates three centrally managed schools through its PRC affiliated entities under the “Hailiang” brand in Zhuji city, Zhejiang province: Zhuji Hailiang Foreign Language School, Zhuji Private High School, and Tianma Experimental School. Its schools offer a basic educational program, an international program at the kindergarten, primary school, middle school, and high school levels, as well as courses designed for university-bound students studying for A-levels courses in the United Kingdom or the SAT courses in the United States. For more information, please visit http://ir.hailiangedu.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s business strategies and initiatives as well as the Company’s business plans; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; trends and competition in the education industry in China; general economic and business conditions in China; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contact:

Mr. Bo Lyu

T: +86 575 8706-9788

ir@hailiangeducation.com

Mr. Christian Arnell

T: +86 10 5900-1548 in Beijing

carnell@ChristensenIR.com

Mrs. Linda Bergkamp

T: +1 480-614-3004

lbergkamp@christensenir.com

Hailiang Educational Group Inc.

Unaudited Condensed Consolidated Statements of Profit and Loss and Other Comprehensive Income

RMB in thousands, except per ADS data

	For the Year Ended June 30,
	2014	2015
	RMB’000	RMB’000	US $’000(1)

Revenue	462,754	514,787	83,030
Cost of revenue	(299,683)	(334,528)	(53,956)

Gross profit	163,071	180,259	29,074
Other income	1,792	2,460	397
Selling expenses	(15,635)	(15,540)	(2,505)
Administrative expenses	(28,622)	(33,334)	(5,376)

Operating profit	120,606	133,845	21,588
Net finance income	20,066	7,149	1,153

Profit before tax	140,672	140,994	22,741
Income tax expense	—	—	—

Profit	140,672	140,994	22,741

Other comprehensive income	—	29	5
Total comprehensive income	140,672	141,023	22,746

Earnings per ADS*
Basic and diluted earnings per ADS	6.24	6.24	1.00

*	“ADS” refers to any of our American depository shares, each representing 16 ordinary shares, par value US$0.0001 per share.
(1)	The translation of Renminbi into U.S. dollars has been made at RMB6.2000 to US$1.00, the noon buying rate in effect on June 30, 2015 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

Hailiang Educational Group Inc.

Unaudited Condensed Consolidated Statements of Financial Position

RMB in thousands

	Year Ended June 30,
	2014	2015
	RMB’000	RMB’000	US $’000(1)

Assets
Property and equipment	91,348	181,677	29,303
Intangible assets and goodwill	82,934	81,209	13,098
Prepayments to third party suppliers	—	29,905	4,823
Prepayments to a related party supplier	—	268,000	43,226

Non-current assets	174,282	560,791	90,450

Other receivables due from related parties	1,257	224	36
Other current assets	1,380	3,122	504
Term deposits held at a related party finance entity	420,000	60,000	9,677
Cash and cash equivalents	42,003	233,379	37,642

Current assets	464,640	296,725	47,859

Total assets	638,922	857,516	138,309

Equity
Share capital	239	239	39
Share premium	18,628	18,628	3,005
Contributed capital	225,895	225,895	36,435
Translation reserve	18	47	8
Retained earnings	312,012	453,006	73,064

Total equity	556,792	697,815	112,551

Liabilities
Trade and other payables due to third parties	46,690	89,595	14,450
Other payables due to related parties	5,112	28,637	4,619
Deferred revenue	30,328	41,469	6,689

Current liabilities	82,130	159,701	25,758

Total liabilities	82,130	159,701	25,758

Total equity and liabilities	638,922	857,516	138,309

(1)	The translation of Renminbi into U.S. dollars has been made at RMB6.2000 to US$1.00, the noon buying rate in effect on June 30, 2015 as set forth in the H.10 Statistical Release of the Federal Reserve Board.